Exhibit 99.1

SUZANO S.A.

Publicly-held Company with Authorized Capital
CNPJ/MF No. 16.404.287/0001-55
NIRE No. 29.300.016.331

MINUTES OF THE BOARD OF DIRECTORS MEETING

(“Meeting”)

1.                                     DATE, TIME AND PLACE: Held on July 22, 2019, at 10 a.m., at the branch office of Suzano S.A. (“Suzano” or “Company”), located at Avenida Brigadeiro Faria Lima, 1355, 8th floor, in the City of São Paulo, State of São Paulo or through conference call, the Company’s Board of Directors met.

2.                                     ATTENDANCE: Present the totality of members of the Board of Directors: David Feffer (Chairman of the Board of Directors), Claudio Thomaz Lobo Sonder (Vice Chairman of the Board of Directors), Daniel Feffer (Vice Chairman of the Board of Directors, voting by e-mail), Antonio de Souza Corrêa Meyer (Director, voting by e-mail), Jorge Feffer (Director, voting by e-mail), Maria Priscila Rodini Vansetti Machado (Director, voting by e-mail), Nildemar Secches (Director, voting by e-mail), Rodrigo Kede de Freitas Lima (Director, voting by e-mail) and Ana Paula Pessoa (Director, voting by e-mail).

3.                                     CHAIRMAN AND SECRETARY: Mr. David Feffer presided the Meeting and Mr. Vitor Tumonis acted as secretary.

4.                                     AGENDA: Resolve on: (i) the proposal of amendment to the Company’s Bylaws with the purpose of amending the Second Paragraph of Article 25 of the Company’s Bylaws (“Amendment to the Bylaws”), with the consequent consolidation of the Company’s Bylaws in order to reflect the Amendment to the Bylaws; and (ii) the convening of the Company’s Extraordinary General Meeting (“EGM”) with the purpose of deliberating on the proposal described in item (1) above.

5.                                     RESOLUTIONS: Once the Meeting was established, after examination and discussion of the matters on the agenda, the members of the Board of Directors present, by unanimous vote and without any restrictions, resolved:

5.1.                           Approve and submit to the EGM the proposal of: (i) Amendment to the Bylaws; and (ii) consolidation of the Company’s Bylaws in order to reflect the Amendment to the Bylaws. The proposal of Amendment to the Bylaws, constitutes the Appendix I of the present minutes.

5.2.                           Approve to convene the Suzano’s EGM, to resolve on the matters above.

5.3.                           Subject to the provisions of the Company’s Bylaws, to authorize the Company’s Board of Executive Officers to perform any and all acts, enter into any contracts and / or instruments and any additions, necessary or convenient to the effectiveness of the above resolutions.

6.                                     CLOSING: There being no further matters to be discussed, the meeting was adjourned, and these minutes were drawn up, read, approved and signed by all members of the Board of Directors physically present. Presiding Board: David Feffer — Chairman; Vitor Tumonis — Secretary. Directors: (i) David Feffer; (ii) Cláudio Thomaz Lobo Sonder; (iii) Daniel Feffer; (iv) Jorge Feffer; (v) Antônio de Souza Corrêa Meyer; (vi) Maria Priscila Rodini Vansetti Machado; (vii) Nildemar Secches; (viii) Rodrigo Kede de Freitas Lima; and (ix) Ana Paula Pessoa.

This is a true copy of the original drawn up in the Company’s records.

São Paulo, July 22, 2019.

Presiding Board:

David Feffer	Vitor Tumonis
Chairman of the Meeting and of the Board	Secretary

SUZANO S.A.

Publicly-held Company with Authorized Capital
CNPJ/MF No. 16.404.287/0001-55
NIRE No. 29.300.016.331

MINUTES OF THE BOARD OF DIRECTORS MEETING

of July 22, 2019

APPENDIX I — PROPOSAL OF AMENDMENT TO THE BYLAWS

Current Bylaws	Proposed Bylaws	Amendments — Origin, Justification and Analysis of Effects

Second Paragraph of Article 25 — The SAC is a permanent body, and shall be comprised by, at least, three (3) and, at most, five (5) members, with a two (2) year term of office, appointed and removed by the Board of Directors, that meet the independence requirements and provided that, at least one (1) member, has recognized experience in matters of corporate accounting, as set forth in the Internal Rules of the SAC, in the applicable legislation and in the rules issued by the regulatory bodies of the capital markets and stock exchanges in which the securities are listed of the Company. The SAC shall have a Coordinator, whose activities shall be defined in the Internal Rules of the SAC.

Second Paragraph of Article 25 — The SAC is a permanent body, and shall be comprised by, at least, three (3) and, at most, five (5) members, with a two (2) year term of office, appointed and removed by the Board of Directors, in accordance with the following criteria: (i) at least one of the members of the SAC shall also be a member of the Board of Directors of the Company; (ii) at least one of the members of the SAC shall not be a member of the Board of Directors of the Company; (iii) the members of the SAC shall not integrate the Statutory Executive Board of Officers of the Company; (iv) the majority of the members shall meet the applicable independence requirements; and (v) at least one (1) member shall have a recognized experience in matters of

The proposed amendment seeks to reflect, clearly and objectively, the possibility of a mixed composition of the Statutory Audit Committee by members that integrates or not the Board of Directors of the Company pursuant to the terms of Article 31-C of ICVM 308. The proposed amendment does not generate legal or economic effects, since the current composition of the SAC already obeys in practice the requirements here expressly included in the Bylaws.

corporate accounting, as set forth in the Internal Rules of the SAC, in the applicable legislation and in the rules issued by the regulatory bodies of the capital markets and stock exchanges in which the securities are listed of the Company. The SAC shall have a Coordinator, whose activities shall be defined in the Internal Rules of the SAC.